February 10, 2006


VIA EDGAR

Mr. Rufus Decker
Accounting Branch Chief
Securities and Exchange Commission
Washington, D.C. 20549-7010

         Re: Form 10-KSB for the Year Ended December 31, 2004 Forms 10-QSB for the quarters ended March 31, 2005, June 30, 2005 and September 30, 2005
                  File No. 333-86830

Dear Mr. Decker:

         This letter sets forth the responses of Electric Aquagenics Unlimited, Inc. (the "Company") to the comments made in your December 28, 2005 letter. For your convenience, we have repeated the staff's comments before each of our responses.

                FORM 10-KSB FOR THE YEAR ENDED DECEMBER 31, 2004

General

      1. WHERE A COMMENT BELOW REQUESTS ADDITIONAL DISCLOSURES OR OTHER REVISIONS TO BE MADE, PLEASE SHOW US IN YOUR SUPPLEMENTAL RESPONSE WHAT THE REVISIONS WILL LOOK LIKE. WITH THE EXCEPTION OF THE COMMENTS BELOW THAT SPECIFICALLY REQUEST AN AMENDMENT, ALL OTHER REVISIONS MAY BE INCLUDED IN YOUR FUTURE FILINGS.

            Unless an amendment is specifically requested in your letter, all revisions requested will be included in the Company's future filings with the Securities and Exchange Commission (the "SEC"), beginning with its Report on Form 10-KSB for the year ended December 31, 2005 (the Company's "future filings").

      2. THE COVER PAGE TO YOUR FORM 10-KSB STATES THAT YOU HAVE COMMON STOCK REGISTERED UNDER SECTION 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934. BASED UPON REVIEW OF YOUR FILING HISTORY, IT DOES NOT APPEAR THAT YOU HAVE FILED A FORM 8-A AND THUS YOU HAVE NOT BEEN ASSIGNED A FILE NUMBER OF A 1934 ACT REPORTING COMPANY. SINCE YOU HAVE REGISTERED A CLASS OF SECURITIES UNDER SECTION 12(G), PLEASE FILE THE REQUIRED FORM 8-A.

Mr. Rufus Decker
February 10, 2006
Page 2


      The Company will file the required Form 8-A in the form attached to this response.

ITEM 5-MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS, PAGE 13

      3. PLEASE DISCLOSE THE RANGE OF HIGH AND LOW BID INFORMATION FOR YOUR COMMON STOCK FOR THE LAST TWO FISCAL YEARS. PLEASE ENSURE YOU MEET ALL DISCLOSURE REQUIREMENTS OF ITEM 201(A)(L)(II) OF REGULATION S-B.

            The Company will, in its future filings, disclose the range of high and low bid information for its common stock for the most recent two fiscal years, and will include a disclosure substantially as follows:

            Our common stock is traded on the Over-The-Counter Bulletin Board ("OTCBB") under the symbol "EAQU.OB)." Our shares are thinly traded, with low average daily volume. This, coupled with a limited number of market makers, impairs the liquidity of our common stock, not only in the number of shares of common stock that can be bought and sold, but also through possible delays in the timing of transactions, and lower prices for our common stock than might otherwise prevail. This could make it difficult for an investor to sell shares of our common stock or to obtain a desired price.

            Our common stock may be subject to the low-priced security, or so called "penny stock," rules that impose additional sales practice requirements on broker-dealers who sell such securities. The Securities Enforcement and Penny Stock Reform Act of 1990 requires additional disclosure in connection with any trades involving a stock defined as a "penny stock" (generally defined as, according to recent regulations adopted by the U.S. Securities and Exchange Commission, any equity security that has a market price of less than $5.00 per share, subject to certain exceptions), including the delivery, prior to any penny stock transaction, of a disclosure schedule explaining the penny stock market and the risks associated therewith. The regulations governing low-priced or penny stocks sometimes may limit the ability of broker-dealers to sell the Company's common stock and thus, ultimately, the ability of the investors to sell their securities in the secondary market. Prices for the Company's shares will be determined in the marketplace and may be influenced by many factors, including the depth and liquidity of the market for the shares, the Company's results of operations, what investors think of the Company, and general economic and market conditions. Market fluctuations could have a material adverse impact on the trading price of our shares.

            The table below sets forth the high and low sales price for our common stock as reported on the OTCBB for the Company's two most recent fiscal years:

             FISCAL YEAR ENDED                   HIGH   LOW
             ---------------------------------- ------ -----
             First Quarter
             ---------------------------------- ------ -----
             Second Quarter
             ---------------------------------- ------ -----
             Third Quarter
             ---------------------------------- ------ -----
             Fourth Quarter
             ---------------------------------- ------ -----

Mr. Rufus Decker
February 10, 2006
Page 3

             FISCAL YEAR ENDED
             ---------------------------------- ------ -----
             First Quarter
             ---------------------------------- ------ -----
             Second Quarter
             ---------------------------------- ------ -----
             Third Quarter
             ---------------------------------- ------ -----
             Fourth Quarter
             ---------------------------------- ------ -----

            As the foregoing are over-the-counter market quotations, they reflect inter-dealer prices, without retail markup, markdown, or commissions, and may not represent actual transactions.

      4. PLEASE DISCLOSE THE APPROXIMATE NUMBER OF HOLDERS OF RECORD OF YOUR COMMON STOCK. SEE ITEM 201(B) OF REGULATION S-B.

            The Company will, in its future filings, disclose the approximate number of holders of record of its common stock in accordance with
            Item 201(b) of Regulation S-B.

            Supplementally, the Company advises the staff that, according to the Company's transfer agent, as of December 31, 2004 the Company had approximately 256 record holders of common stock, and as of February 6, 2006 the Company had approximately 448 record holders of common stock.


ITEM 6 - MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION, PAGE 13

      5. PLEASE IDENTIFY AND DISCLOSE ALL OF YOUR CRITICAL ACCOUNTING POLICIES AND ESTIMATES THAT ARE CRITICAL TO YOUR CONSOLIDATED FINANCIAL STATEMENTS. YOUR DISCLOSURE SHOULD INCLUDE A DISCUSSION OF THE MATERIAL ASSUMPTIONS YOU MADE IN ARRIVING AT THE CRITICAL ESTIMATE AND TO ALSO ADVISE AN INVESTOR OF THE FINANCIAL STATEMENT IMPACT IF ACTUAL RESULTS DIFFER FROM THE ESTIMATE MADE BY MANAGEMENT. SEE THE SEC INTERPRETIVE RELEASE NO. 33-8350 AND SEC OTHER RELEASE NO. 33-8040, WHICH YOU CAN FIND ON OUR WEBSITE AT WWW.SEC.GOV.

            The Company will, in its future filings, identify and disclose all of its critical accounting policies and estimates critical to its consolidated financial statements, in a disclosure substantially as follows:

            CRITICAL ACCOUNTING POLICIES AND ESTIMATES.

            Our Management's Discussion and Analysis of Financial Condition and Results of Operations section discusses our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an on-going basis, management evaluates its estimates and judgments, including those related to revenue recognition, accrued expenses, financing operations, and contingencies and litigation. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. These accounting policies are described at relevant sections in this discussion and analysis and in the notes to the consolidated financial statements included in this report.

Mr. Rufus Decker
February 10, 2006
Page 4

      6. PLEASE DISCUSS YOUR PURCHASE OF AQUAGEN INTERNATIONAL, INC. WITHIN YOUR MD&A, AS THIS ACQUISITION APPEARS TO BE MATERIAL TO YOUR BUSINESS.

            The Company will, in its future filings, discuss its purchase of Aquagen International, Inc. within the MD&A, by including a disclosure substantially as follows:

            In September 2005, we entered into a joint venture agreement with Aquagen International, Inc., a Nevada corporation that had been in business approximately ten years, to develop and market a bottled drinking water that included Aquagen's proprietary stabilized oxygen product as a principal ingredient; to develop other consumer products jointly; and to cross market each other's products. Aquagen's primary markets for its products at that time were health food and neutracuetical stores. After operating under this joint venture arrangement for several months, we determined that transitioning from a joint venture relationship to our acquiring Aquagen's assets would be beneficial to Aquagen and to our company. Consequently, on December 31, 2004, the Company acquired substantially all of the assets of Aquagen in exchange for forgiveness of a $75,000 note owed to us by Aquagen, payment of $125,000 cash, and issuance of 321,049 shares of our common stock to Aquagen.


RESULTS OF OPERATIONS, PAGE 15

      7. YOU DISCLOSE THAT THE DECREASE IN COST OF SALES IS ATTRIBUTABLE TO THE RE-ALLOCATION OF TRUE INVENTORY COSTS RELATED TO THE PRIMACIDE GENERATORS IN 2004 AGAINST INVENTORY REPRESENTING OLDER MODELS THAT HAVE BEEN TECHNOLOGICALLY SUPERSEDED OR MODELS THAT HAVE BEEN USED AS DEMO'S REQUIRING REPAIR. PLEASE TELL US WHAT YOU CONSIDER TO BE TRUE INVENTORY COSTS. PLEASE TELL US THE AMOUNTS OF ITEMS THAT HAVE BEEN RE-ALLOCATED, AND WHAT LINE ITEMS WERE IMPACTED BY THE RE-ALLOCATION. IN ADDITION, IT IS UNCLEAR AS TO HOW YOU HAVE ACCOUNTED FOR INVENTORY THAT HAS BEEN TECHNOLOGICALLY SUPERSEDED AND THE DEMO'S REQUIRING REPAIR. PLEASE CLARIFY.

            Our disclosure that the decrease in cost of sales is attributable to the re-allocation of true inventory costs related to the Primacide generators in 2004 is not totally accurate. A more accurate statement would be that the decrease in cost of sales as a percentage of total revenue is attributable to improved efficiencies in the manufacture and assembly of equipment. These improved efficiencies include such items batch processing, bulk purchasing, better pricing from vendors, and design improvements. These improved efficiencies have resulted in lower production costs per unit sold.

Mr. Rufus Decker
February 10, 2006
Page 5

      8. PLEASE DISCUSS IN GREATER DETAIL THE BUSINESS REASONS FOR THE CHANGES BETWEEN PERIODS IN GENERAL AND ADMINISTRATIVE EXPENSES. IN DOING SO, PLEASE DISCLOSE THE AMOUNT OF EACH SIGNIFICANT CHANGE BETWEEN PERIODS AND THE BUSINESS REASONS FOR IT. IN CIRCUMSTANCES WHERE THERE IS MORE THAN ONE BUSINESS REASON FOR THE CHANGE, ATTEMPT TO QUANTIFY THE INCREMENTAL IMPACT OF EACH INDIVIDUAL BUSINESS REASONS DISCUSSED ON THE OVERALL CHANGE IN THE LINE ITEM. PLEASE ALSO DISCUSS THE BUSINESS REASONS FOR THE CHANGES BETWEEN PERIODS IN MARKETING AND PROMOTION EXPENSE, LOSS FROM EQUITY METHOD INVESTEE, INTEREST EXPENSE AND INCOME, AND OTHER INCOME (EXPENSE). PLEASE SHOW US WHAT YOUR REVISED MD&A FOR 2004 AS COMPARED TO 2003 WILL LOOK LIKE. SEE ITEM 303(B) OF REGULATION S-B AND FINANCIAL REPORTING CODIFICATION 501.04.

            The Company will, in future filings, discuss in greater detail the business reasons for the changes between periods in general and administrative expenses. In its Annual Report on Form 10-KSB for the year ended December 31, 2005, the MD&A will include a discussion of 2004 as compared to 2003 that will be substantially as follows:

            The Company incurred total General and Administrative expenses of $3,108,684 in 2004, a 331.1% increase over the $721,069 incurred in
            2003. This increase was attributable to several factors. Between 2003 and 2004, the Company went from a company with no employees that engaged primarily in research and product development to a company with 30 full time employees, an expanding infrastructure and growing sales.

            In April 2004, the Company's board approved the issuance of a total of 841,026 shares of common stock to the Company's management as partial compensation for their efforts in founding and growing the company during the previous three years. The shares had an estimated value of approximately $1.50 per share, resulting in the company incurring a non-recurring compensation expense in 2004 of $1,261,540.

            The Company's public relations expenses increased from zero in 2003 to $144,956 in 2004, primarily related to increased investor relations expenses and several campaigns during 2004 to heighten public awareness of the Company's products. The Company's travel and entertainment expenses increased 175.8%, from $105,785 in 2003 to $291,793 in 2004, reflecting the extensive travel by company management and employees to negotiate and close several joint venture arrangements, to raise capital through private placements of common stock, and to introduce the Company's products to new industries located throughout the nation.

            The Company's accounting fees nearly doubled, from $54,870 in 2003 to $108,241 in 2004, as a result of the increasing complexity of the Company's business and the change in independent audit firms during 2004. The Company's rent more than doubled, from $43,569 in 2003 to $96,151 in 2004, primarily because of the opening during 2004 of a manufacturing facility in Atlanta, Georgia.

Mr. Rufus Decker
February 10, 2006
Page 6

            The Company's insurance expense increased from $6,503 in 2003 to $85,442 in 2004. The increase in insurance expense is related to expanding operations and to the fact that, at the request of the independent directors, in 2004 the Company obtained a policy of director and officer liability insurance.


LIQUIDITY AND CAPITAL RESOURCES, PAGE 16

      9. PLEASE DISCUSS IN YOUR LIQUIDITY SECTION THE CHANGES IN YOUR OPERATING, INVESTING, AND FINANCING CASH FLOWS AS DEPICTED IN YOUR STATEMENT OF CASH FLOWS. SEE THE SEC INTERPRETIVE RELEASE NO. 33-8350.

            The Company will, in future filings, discuss in the liquidity section of its MD&A the changes in its operating, investing and financing cash flows as depicted in its statement of cash flows.

            Supplementally, the Company informs the staff that during the year 2004, our net loss of ($3,961,195) was offset by the non-cash issuance of common stock for services and expenses of approximately $1,600,000, depreciation of $51,231, and loss from our equity investee of $107,800. In addition, we continued expanding our operations and growing our inventory by ($455,516) to be able to meet future and potential customer demands. As a result, we utilized ($2,680,465) in cash related to our operating activities. Similarly, we invested approximately ($1,300,000) for the acquisition of property and equipment to produce our products and for the strategic investment in related water technology entities to enhance and complement our products.

ITEM 8A - CONTROLS AND PROCEDURES, PAGE 18

      10. PLEASE PERFORM AN EVALUATION OF THE EFFECTIVENESS OF THE DESIGN AND OPERATION OF YOUR DISCLOSURE CONTROLS AND PROCEDURES AS OF THE END OF THE PERIOD COVERED BY YOUR REPORT. SEE ITEM 307 OF REGULATION S-B. PLEASE DISCLOSE YOUR CONCLUSIONS REGARDING YOUR EVALUATION IN AN AMENDED FORM 10-KSB. PLEASE ALSO AMEND YOUR 2005 FORMS 10-QSB ACCORDINGLY.

            Mr. Gaylord M. Karren, the Company's principal executive officer and principal financial officer, performed an evaluation of the effectiveness of the design and operation of the Company's disclosure controls and procedures as of the end of the periods covered by the Company's 2004 Annual Report on Form 10-KSB and the Company's Quarterly reports for the first, second and third quarters of 2005.

            The Company will file an amendment to its Annual Report on Form 10-KSB for the period ended December 31, 2004 that will include the following disclosure, and a similar disclosure will be included in an amendment to its Quarterly Reports on Forms 10-QSB for the periods ended March 31, 2005, June 30, 2005 and September 30, 2005, and in the Company's future filings:

Mr. Rufus Decker
February 10, 2006
Page 7

            ITEM 8A. CONTROLS AND PROCEDURES.

            (a)   Evaluation of Disclosure Controls and Procedures

            Based on his evaluation as of___________, Gaylord M. Karren, the principal executive officer and principal financial officer of the Company, has concluded that the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act) are effective to ensure that information required to be disclosed by the Company in reports that the Company files or submits under the Securities Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC.

            (b)   Changes in Internal Controls

            There were no significant changes in the Company's internal controls over financial reporting or in other factors that could significantly affect these internal controls subsequent to the date of their most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.


ITEM 9 - DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS; COMPLIANCE WITH SECTION 16(A) OF THE EXCHANGE ACT, PAGE 19

      11. PLEASE DISCLOSE IF YOU HAVE DESIGNATED A PERSON AS A FINANCIAL EXPERT. SEE ITEM 401(E) OF REGULATION S-B.

            The Company will, in its future filings, disclose if it has designated a person as a financial expert.

            Supplementally, the Company informs that staff that William J. Warwick, Jr., an independent board member who is also a member of the Company's audit committee, is an audit committee financial expert as defined in Item 401(e)(2) of Regulation S-B promulgated by the U.S. Securities and Exchange Commission.

ITEM 11 - SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT, PAGE
22

      12. PLEASE DISCLOSE YOUR EQUITY PLAN INFORMATION IN THE FORMAT REQUIRED BY ITEM 201(D) OF REGULATION S-B.

            The Company will, in future filings, disclose its equity plan information in the format required by Item 201(d).

            Supplementally, the Company includes the following equity plan information for the year ended December 31, 2004:

Mr. Rufus Decker
February 10, 2006
Page 8

                                 EQUITY COMPENSATION PLAN INFORMATION AS AT DECEMBER 31, 2004
         ------------------------------------ ---------------------- --------------------- ----------------------------
                                                                                              NUMBER OF SECURITIES
                                              NUMBER OF SECURITIES                           REMAINING AVAILABLE FOR
                                                TO BE ISSUED UPON                             FUTURE ISSUANCE UNDER
                                                   EXERCISE OF         WEIGHTED-AVERAGE     EQUITY COMPENSATION PLANS
                                              OUTSTANDING OPTIONS,    EXERCISE PRICE OF       (EXCLUDING SECURITIES
                                               WARRANTS AND RIGHTS       OUTSTANDING        REFLECTED IN COLUMN (A))
                                                       (A)            OPTIONS, WARRANTS                (C)
                    PLAN CATEGORY                                       AND RIGHTS (B)
         ------------------------------------ ---------------------- --------------------- ----------------------------
         Equity compensation plans approved   None                   N/A                   N/A
         by security holders
         ------------------------------------ ---------------------- --------------------- ----------------------------
         Equity compensation plans not        927,231                $1.60                 None
         approved by security holders *
         ------------------------------------ ---------------------- --------------------- ----------------------------
                   Total                      927,231                $1.60                 None
         ------------------------------------ ---------------------- --------------------- ----------------------------

         * Equity compensation plans not approved by security holders consist of individually negotiated grants of options or warrants to consultants, directors, suppliers, vendors and others who provide goods or services to the Company, and grants of warrants to investors in connection with limited private offerings of the Company's common stock.

ITEM 7 - FINANCIAL STATEMENTS

GENERAL

      13. PLEASE TELL US WHETHER ANY OF YOUR PRODUCTS, SUCH AS AQUAGEN PRODUCTS AND YOUR WATER ELECTROLYZING MACHINES, REPRESENT A SEPARATE OPERATING SEGMENT AS DEFINED IN PARAGRAPH 10 OF SFAS 131. LF NOT, PLEASE TELL US IN DETAIL WHY NOT. IF YOU BELIEVE THAT THEY EACH REPRESENT AN OPERATING SEGMENT AND YOU MEET THE CRITERIA DISCUSSED IN PARAGRAPH 17 OF THIS SFAS FOR AGGREGATION OF ALL OF THESE OPERATING SEGMENTS INTO AND REPORTABLE SEGMENT, PROVIDE US WITH THE ANALYSIS YOU PERFORMED IN REACHING THIS CONCLUSION. IF AFTER REASSESSING THE CRITERIA IN SPAS 131, YOU NOW BELIEVE THAT MORE THAN ONE REPORTABLE SEGMENT EXISTS, REVISE YOUR FINANCIAL STATEMENTS ACCORDINGLY. PLEASE ALSO REFER TO QUESTIONS 7 AND 8 OF THE FASB STAFF IMPLEMENTATION GUIDE FOR SFAS 131.

            During the year ended December 31, 2004, the Company was primarily engaged in researching and developing possible products and methods and in refining its business plan. During that period, the Company had limited sales and revenue, all of which were from the sale of electrolyzed oxidative water generators. Although the Company had begun to explore consumer products and other market channels during the 2004 fiscal year, its business had not yet differentiated into those areas and its financial reporting was therefore aggregated together. The Company's acquisition of Aquagen, which marked the Company's serious entry into the consumer goods market, did not occur until December 31, 2004. Consequently, the operating results of consumer goods were not separately reported during the year ended December 31, 2004 pursuant to SFAS 141, P. 49. It is the Company's position that a separate operating segment as defined in P. 10 of SFAS 131 did not exist at the time.

            During fiscal year 2005, the Company began the process of differentiating its business into separate markets, and during that year management began regularly reviewing and making resource decisions based on separate operating segments in the areas of 1) Agriculture processing; 2) Protein processing; and, 3) Consumer products. The Company will consider creating separate operating segments pursuant to SFAS 131 for the fiscal year ended December 31, 2005. The Company respectfully submits that SFAS 131 should not be applied retroactively to previous interim information, since comparative information for the prior year was not available.

Mr. Rufus Decker
February 10, 2006
Page 9

      14. PLEASE PROVIDE THE ENTERPRISE WIDE DISCLOSURES REQUIRED BY PARAGRAPHS 37 AND 38 OF SFAS 131.

            As noted in our response to comment no. 13 above, the results of operations of Aquagen were not included as of December 31, 2004, and did not constitute a separate operating segment at that time. Thus, the corresponding disclosures under SFAS 131 would not have applied at the time.

            The Company will make the disclosures required by SFAS 131 in its Future Filings.


REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM, PAGE F-3.

      15. THE INTRODUCTORY PARAGRAPH IN THE AUDIT REPORT INCLUDES THE FOLLOWING SENTENCES;

            o WE HAVE AUDITED THE ACCOMPANYING CONSOLIDATED BALANCE SHEET OF AS OF~, AND THE RELATED CONSOLIDATED STATEMENTS OF OPERATIONS, STOCKHOLDERS' EQUITY, AND CASH FLOWS FOR THE YEAR THEN ENDED.
            o THE CONSOLIDATED FINANCIAL STATEMENTS OF AS OF DECEMBER 31, 2003 WERE AUDITED BY OTHER AUDITORS WHOSE REPORT DATED MARCH 30, 2004, EXPRESSED AN UNQUALIFIED OPINION.

            PLEASE MAKE ARRANGEMENTS WITH YOUR AUDITORS TO HAVE THEM REVISE THESE SENTENCES TO ENSURE THAT BOTH THE NAME OF THE COMPANY, AS WELL AS THE RELATED TIME PERIOD BEING AUDITED, AS APPLICABLE, ARE INCLUDED. PLEASE INCLUDE THIS REVISED AUDITOR'S REPORT IN YOUR AMENDED FORM 10-KSB. SEE SAS 58 FOR EXAMPLES OF AUDIT REPORTS

            We have amended our Form 10-KSB as appropriate to include the original report that inadvertently omitted the above information upon submission as per your comment. The original report received by the Company, and the report that will be included in the Company's amended Form 10-KSB, read as follows:

Mr. Rufus Decker
February 10, 2006
Page 10


             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

April 13, 2005

To the Stockholders of
Electric Aquagenics Unlimited, Inc.
Lindon, Utah

We have audited the accompanying consolidated balance sheet of Electric Aquagenics Unlimited, Inc. as of December 31, 2004, and the related consolidated statements of operations, stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The consolidated financial statements of Electric Aquagenics Unlimited, Inc. as of December 31, 2003 were audited by other auditors whose report dated March 30, 2004, expressed an unqualified opinion.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstance, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Electric Aquagenics Unlimited, Inc. as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 12 to the financial statements, the Company has significant losses from operations which raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are described in Note 12. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                                                              /s/ Hall & Company
                                                                  HALL & COMPANY
                                                              Irvine, California

Mr. Rufus Decker
February 10, 2006
Page 11


CONSOLIDATED BALANCE SHEET, PAGE F-4

      16. PLEASE DISCLOSE THE AMOUNT OF YOUR ALLOWANCE FOR DOUBTFUL ACCOUNTS ON THE FACE OF THE BALANCE SHEET OR IN A FOOTNOTE.

            As of December 31, 2004, the Company had not allocated any amount for doubtful accounts. The accounts receivable represented a limited number of large sales to franchisees of Zerorez Franchising Systems, Inc., and management is of the opinion that there is a very high probability of payment of those accounts.


NOTE 1 - BUSINESS DESCRIPTION AND SIGNIFICANT ACCOUNTING POLICIES, PAGE F-8

GENERAL

      17. PLEASE DISCLOSE THE TYPES OF EXPENSES THAT YOU INCLUDE IN THE COST OF GOODS SOLD LINE ITEM AND THE TYPES OF EXPENSES THAT YOU INCLUDE IN GENERAL AND ADMINISTRATIVE EXPENSES LINE ITEM. PLEASE ALSO DISCLOSE WHETHER YOU INCLUDE INBOUND FREIGHT CHARGES, PURCHASING AND RECEIVING COSTS, INSPECTION COSTS, WAREHOUSING COSTS, INTERNAL TRANSFER COSTS, AND THE OTHER COSTS OF YOUR DISTRIBUTION NETWORK IN THE COST OF GOODS SOLD LINE ITEM. WITH THE EXCEPTION OF WAREHOUSING COSTS, IF YOU CURRENTLY EXCLUDE A PORTION OF THESE COSTS FROM COST OF GOODS SOLD, PLEASE DISCLOSE:

            o IN A FOOTNOTE THE LINE ITEMS THAT THESE EXCLUDED COSTS ARE INCLUDED IN AND THE AMOUNTS INCLUDED IN EACH LINE ITEM FOR EACH PERIOD PRESENTED, AND
            o IN MD&A THAT YOUR GROSS MARGINS MAY NOT BE COMPARABLE TO THOSE OF OTHER ENTITIES, SINCE SOME ENTITIES INCLUDE ALL OF THE COSTS RELATED TO THEIR DISTRIBUTION NETWORK IN COST OF GOODS SOLD AND OTHERS LIKE YOU EXCLUDE A PORTION OF THEM FROM GROSS MARGIN, INCLUDING THEM INSTEAD IN A LINE ITEM, SUCH AS GENERAL AND ADMINISTRATIVE EXPENSES.

            We will include in future filings a disclosure of the types of expenses that we include in the cost of goods sold line item and the types of expenses that we include in the general and administrative expenses line item, including whether we include costs of our distribution network in our cost of goods sold line item.

            Supplementally, we advise the staff that we include the following types of expenses in the cost of goods sold line item:

               Raw materials
               Direct labor
               Incoming freight
               Subcontractor expenses related to manufacture of items for resale Purchasing and receiving costs
               Inspection costs

Mr. Rufus Decker
February 10, 2006
Page 12


            We include the following types of expenses in the general and administrative expenses line item:

               Administrative and supervisor salaries
               Warehousing costs
               Outbound shipping


INVENTORY, PAGE F-8

      18. PLEASE DISCLOSE YOUR MAJOR CLASSES OF INVENTORY, SUCH AS RAW MATERIALS, WORK IN PROCESS AND FINISHED GOODS, AS WELL AS THE CORRESPONDING AMOUNTS IN EACH CLASS.

            The Company will, in future filings, disclose its major classes of inventory. Supplementally, the Company informs the staff that its major classes of inventory for the fiscal year ended December 31, 2004 were as follows:

                  Inventory Category     Balance as of 12/31/2004
                  ------------------     ------------------------
                  Raw Materials          $159,111
                  Work-In-Process        $ 24,500
                  Finished Goods         $319,705
                                         --------
                           Total         $503,316

ADVERTISING COSTS, PAGE F-8

      19. PLEASE DISCLOSE THE TOTAL AMOUNT CHARGED TO ADVERTISING EXPENSE. SEC PARAGRAPH 49 OF SOP 93-7.

            The Company will, in future filings, disclose the total amount charged to advertising expense. Supplementally, the Company informs the staff that the total amount charged to advertising expense for the year ended December 31, 2004 was $14,986.

GOODWILL, PAGE F-9

      20. PLEASE PROVIDE US WITH A QUANTITATIVE ANALYSIS PERFORMED IN ACCORDANCE WITH PARAGRAPHS 19 AND 20 OF SFAS 142 SUPPORTING YOUR CONCLUSION THAT GOODWILL WAS NOT IMPAIRED AS OF DECEMBER 31, 2004. PLEASE IDENTIFY EACH OF THE SIGNIFICANT ASSUMPTIONS USED IN YOUR ANALYSIS AND EXPLAIN THE BASIS FOR EACH SUCH ASSUMPTION. PLEASE FURTHER NOTE THAT SFAS 142 DOES NOT REQUIRE IMPAIRMENT TO BE PERMANENT AS A CONDITION OF RECOGNITION.

            In connection with the acquisition of Aquagen International, Inc., the Company recorded goodwill in the amount of approximately $160,000. This amount represented the excess of the value of the net assets acquired over the fair value of the 321,429 shares of the Company's common stock as of the date of the transaction plus the liabilities assumed, after allocation of the purchase price to other intangible assets.

Mr. Rufus Decker
February 10, 2006
Page 13

            The Company performed its test for impairment during its 2004 audit and in conjunction with the filing of Form 10-KSB by comparing the fair value of its then wholly owned subsidiary, Aquagen, with its carrying amount, including goodwill. Due to the recent purchase of the reporting unit and using comparable performance measurements, the Company determined that the fair value of Aquagen exceeded its carrying amount at the time and goodwill was therefore not considered impaired.

            Since the acquisition of Aquagen, the Company believes Aquagen's fair value has increased and there were no events or circumstances that would more likely than not reduce the fair value below its carrying amount. The Company will complete its annual impairment test again during the current year end audit for 2005, which is the similar time frame as the prior year in accordance with SFAS 142.


EARNINGS PER SHARE, PAGE F-10

      21. PLEASE DISCLOSE THE NUMBER OF ANTIDILUTIVE SHARES BY EACH TYPE OF SECURITY. SEE PARAGRAPH 40(C) OF SFAS 128.

            The Company will, in future filings, disclose the number of antidilutive shares by each type of security. Supplementally, the Company informs the staff that as of December 31, 2004, the latest date for which earnings per share was calculated, it did not have any antidilutive shares outstanding.

      22. PLEASE DISCLOSE HOW YOU ARE TREATING THE RESTRICTED SHARES YOU HAVE ISSUED IN COMPUTING BOTH YOUR BASIC AND DILUTED EARNINGS PER SHARE. SEE PARAGRAPHS 10 AND 13 OF SFAS 128.

            The Company will, in future filings, disclose how it is treating the restricted shares it has issued in computing both its basic and diluted earnings per share. Supplementally, the Company informs the staff that as of December 31, 2004, the latest date for which earnings per share was calculated, it did not have outstanding any contingently issuable shares, as defined in paragraph 10 of SFAS 128.

NOTE 4 - PATENTS. TRADEMARKS AND INTELLECTUAL PROPERTY, F-12

      23. YOU HAVE DETERMINED THAT THE INTANGIBLE ASSETS ACQUIRED IN THE PURCHASE OF AQUAGEN INTERNATIONAL, INC. ARE NOT SUBJECT TO AMORTIZATION. PLEASE TELL US HOW YOU DETERMINED THAT THESE ASSETS HAVE AN INDEFINITE LIFE.

            The Company determined that the intangible assets acquired in the purchase of Aquagen International, Inc. are not subject to amortization based upon the guidance contained in SFAS 142, P. 11, and Appendix A related thereto.

            Specifically, in acquiring the intangible assets, the Company reviewed all pertinent factors detailed in SFAS 142 and determined that there were no legal, contractual, competitive, economic or other factors that would limit the useful life of the intangible assets.

Mr. Rufus Decker
February 10, 2006
Page 14


            Also, the Company has continually used the intangible assets since the date of the acquisition, and expects to continue to use the intangible assets indefinitely in the manufacture and production of its products since there are competitive markets, health trends, and brand extension opportunities that will generate cash flows from the intangible assets for the foreseeable future.

            The Company tested for impairment of these assets in accordance with
            P. 17 of SFAS 142.

NOTE 6 - ACQUISITION OF BUSINESS, PAGE F-13

      24. GIVEN THE PURCHASE PRICE AND AMOUNT OF ASSETS ACQUIRED, IT IS NOT CLEAR WHY AUDITED FINANCIAL STATEMENTS AND PRO FORMA FINANCIAL INFORMATION WERE NOT PREVIOUSLY PROVIDED IN A FORM 8-K FOR AQUAGEN INTERNATIONAL, INC. PLEASE FILE A FORM 8-K WITH THE REQUIRED INFORMATION. OTHERWISE, PLEASE PROVIDE US WITH YOUR SIGNIFICANCE TESTS UNDER RULE 310(C)(2) OF REGULATION S-B FOR EACH PERIOD PRESENTED, DEMONSTRATING THAT THESE FINANCIAL STATEMENTS ARE NOT REQUIRED.

            The Company's effective date of the acquisition of Aquagen's assets was December 31, 2004. Consequently, the balance sheet of Aquagen for the year ended December 31, 2004 was included in the consolidated financial statements of the Company, and the Company's consolidated financial statements, including Aquagen's balance sheet information, were audited as reported in the Company's Annual Report on Form 10-KSB for the year ended December 31, 2004. A separate audited balance sheet of the acquired business was not considered required by the Company pursuant to Rule 310(c)(3)(ii) of Regulation S-B since the Company's most recent audited balance sheet was for a date after the acquisition was consummated.

            The Company will file a Form 8-K that will contain the pro forma financial information specified in Rule 301(d) of Regulation S-B.


NOTE 7 - RELATED PARTY TRANSACTION, PAGE F-13

SALES TO AFFILIATE, PAGE F-13

      25. PLEASE TELL US HOW MUCH OF YOUR ACCOUNTS RECEIVABLE RELATED TO TRANSACTIONS WITH AFFILIATES IN THE AMOUNT OF $319,340 HAS BEEN SUBSEQUENTLY COLLECTED. HAVE ANY OF THESE AMOUNTS BEEN WRITTEN OFF OR RESERVED FOR?

            The accounts receivable related to transactions with affiliates were, subsequent to the end of the third quarter of 2005, converted to long term notes receivable, secured by equipment. The following table sets forth the amount that has been subsequently collected. None of the amounts owed have been written off or reserved for, since management believes the amounts owed will be paid.

         Notes Receivable related to affiliates as of Dec 31, 2004   $  319,340
               Collected since Dec 31, 2004                              16,681
                                                                     ----------
         Balance owing as of Feb 3, 2006                             $  302,659

Mr. Rufus Decker
February 10, 2006
Page 15

NOTE 9 - COMMON STOCK, PAGE F-14

      26. FOR EACH ISSUANCE OF WARRANTS, PLEASE DISCLOSE THE FAIR VALUE OF THE WARRANTS AT THE DATE OF ISSUANCE, AND THE REASONS FOR ISSUANCE. PLEASE ALSO DISCLOSE WHETHER YOU USED THE BLACK-SCHOLES MODEL FOR YOUR ISSUANCES OF WARRANTS TO NON-EMPLOYEES, INCLUDING THE ASSUMPTIONS YOU USED.

            The Company will, in its future filings, disclose the fair value of warrants at the date of issuance and whether the Company used the Black-Scholes model for its issuances of warrants to non-employees, including the assumptions used.

EXHIBIT 31 - CERTIFICATIONS

      27. DISCLOSURE CONTROLS AND PROCEDURES ARE NOW DEFINED IN EXCHANGE ACT RULE 13A-15(E) AND 15D-15(E). SEE SEC RELEASE 33-8238, WHICH BECAME EFFECTIVE AUGUST 14, 2003. PLEASE FILE AN AMENDMENT TO YOUR FORM 10-KSB TO INCLUDE CERTIFICATIONS THAT CONFORM TO THE FORMAT PROVIDED IN ITEM 601(B)(31) OF REGULATION S-B AND REFER TO THE APPROPRIATE LOCATIONS FOR THE DEFINITIONS. PLEASE ALSO AMEND YOUR 2005 FORMS 10-QSB ACCORDINGLY. IN DOING SO, PLEASE REFILE THE FORMS 10-KSB AND 10-QSB IN THEIR ENTITY, ALONG WITH THE UPDATED CERTIFICATIONS.

            The Company will file an amendment to its Annual Report on Form 10-KSB for the period ended December 31, 2004 and an amendment to it Quarterly Reports on Forms 10-QSB for the periods ended March 31, 2005, June 30, 2005 and September 30, 2005. These amendments will include revised and updated certifications in the form set forth below:


                                  CERTIFICATION

I, Gaylord M. Karren, certify that:

1. I have reviewed this annual/quarterly report on Form ________ of Electric Aquagenics Unlimited, Inc. (the "registrant");

2. Based on my knowledge, this annual/quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual/quarterly report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual/quarterly report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual/quarterly report;

Mr. Rufus Decker
February 10, 2006
Page 16


4. I am responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and I have:

      a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under my supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to me by others within those entities, particularly during the period in which this annual/quarterly report is being prepared;

      b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under my supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

      c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report my conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

      d) disclosed in this report any change n the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the small business issuer's internal control over financial reporting.

5. I have disclosed, based on my most recent evaluation of internal controls over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent function):

      a) all significant deficiencies in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

       b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

  Date: ___________

Mr. Rufus Decker
February 10, 2006
Page 17



----------------------------------
Name:     Gaylord M. Karren
Title:    Chief Executive Officer
          Chief Financial Officer


                 FORM 10-QSB FOR THE PERIOD ENDED JUNE 30, 2005

GENERAL

      28.   PLEASE ADDRESS THE ABOVE COMMENTS IN YOUR INTERIM FILINGS AS WELL.

            The Company will address the above comments in its future filings.


EXHIBIT 32.1 - CERTIFICATION

      29. YOUR CURRENT EXHIBIT 32.1 CERTIFICATION IS FOR THE FISCAL QUARTER ENDED MARCH 31, 2005. PLEASE APPROPRIATELY INCLUDE A CERTIFICATION FOR THE FISCAL QUARTER ENDED JUNE 30, 2005. IN DOING SO, PLEASE REFILE THE FORM 10-QSB IN ITS ENTIRETY, ALONG WITH THE UPDATED CERTIFICATIONS.

            The Company will file an amendment to its Quarterly Report on Form 10-QSB for the period ended June 30, 2005 that will include a revised and updated Exhibit 32.1 Certification in the following form:



                            CERTIFICATION PURSUANT TO
                             18 U.S.C. SECTION 1350,
                             AS ADOPTED PURSUANT TO
                  SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002


      In connection with the Quarterly Report of Electric Aquagenics Unlimited, Inc. (the "Company") on Form 10-QSB/A for the period ended June 30, 2005 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Gaylord M. Karren, Chief Executive Officer and Chief Financial Officer of the Company, certify, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge:

      (1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

      (2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Mr. Rufus Decker
February 10, 2006
Page 18

DATE:  _____________


                                            ___________________________________
                                            Gaylord M. Karren
                                            Chief Executive Officer
                                            Chief Financial Officer
                                            Electric Aquagenics Unlimited, Inc.



               FORM 10-QSB FOR THE PERIOD ENDED SEPTEMBER 30, 2005

      30. PLEASE EXPLAIN TO US HOW IT IS APPROPRIATE THAT YOU DO NOT HAVE ANY MARKETING AND PROMOTION EXPENSES FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004, GIVEN THAT YOU HAD $553,220 FOR THE YEAR ENDED DECEMBER 31, 2004. DID ALL OF THESE EXPENSES OCCUR IN THE FOURTH QUARTER OF 2004? PLEASE CLARIFY.

            During the fourth quarter of 2004, the Company reclassified its marketing and promotion expenses separately due to their significance as determined by the Company's recently engaged auditors at the time, Hall & Company, as opposed to the classification maintained by the Company's predecessor auditor, Child, Sullivan & Company.


NOTE 6 - SENIOR CONVERTIBLE DEBT

      31. REGARDING YOUR ISSUANCE OF CONVERTIBLE DEBT, PLEASE PROVIDE US WITH THE ASSUMPTIONS YOU USED IN DETERMINING YOUR ACCOUNTING TREATMENT, AS WELL AS THE RELATED COMPUTATIONS. PLEASE ALSO TELL US WHAT ACCOUNTING LITERATURE YOU REFERENCED IN SUPPORTING YOUR CONCLUSION.

            The Company recorded the issuance of its convertible debt at its face amount since it cannot be converted immediately. The Company also evaluated the considerations of EITF 98-5 and 00-27 and noted that the convertible debt does not have any nondetachable conversion features that would be deemed to be beneficial at the issuance date, and noted further that the shares are convertible at a variable conversion price subsequent to that date.


NOTE 7 - COMMITMENTS AND CONTINGENCIES

      32. PLEASE TELL US HOW YOU DETERMINED IT WAS APPROPRIATE TO IMMEDIATELY RECOGNIZE AS REVENUES THE $1,000,000 YOU RECEIVED PER YOUR LICENSE AGREEMENT, INCLUDING THE ACCOUNTING LITERATURE THAT YOU CITED. DO YOU HAVE ANY CONTINUING INVOLVEMENT IN THE LICENSE AGREEMENT, AND IF SO, TO WHAT EXTENT?

Mr. Rufus Decker
February 10, 2006
Page 19


            In September, 2005, the Company entered into the license agreement with Water Sciences. Pursuant to the Agreement, Water Sciences paid to the Company a non-refundable license fee of $1 million in exchange for (a) an exclusive license to commercialize the Company's technology in specific parts of the world, (b) the exclusive right and license to use the Company's trademarks in connection with the promotion, marketing and sale of products within these areas, and
            (c) the appointment of Water Science as the Company's exclusive distributor of the Company's products in those areas. The license agreement is, according to its own terms, perpetual and without a fixed term. Pursuant to the terms of the agreement, the Company received the full cash payment of $1 million prior to the end of September 2005. Accordingly, the Company recorded its revenue from the transaction in the third quarter of 2005 since the rights had completely transferred to Water Sciences and the $1million consideration had been received in full by the Company during the quarter ended September 30, 2005. The Company has no conditional or continual obligations with respect to the license agreement.

            In connection with our responses, the Company acknowledges:

            o The company is responsible for the adequacy and accuracy of the disclosure in their filings;

            o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission form taking any action with respect to the filing; and

            o The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      Please send copies of any future correspondence to the Company's outside counsel, Randy K. Johnson at Kirton &McConkie, 60 E. South Temple, Suite 1800, Salt Lake City, Utah 84111; telephone: (801) 323-5963; fax: (801) 321-4893;
e-mail: rkjohnson@kmclaw.com.

Very truly yours,
Electric Aquagenics Unlimited, Inc.


/s/Gaylord M. Karren
Gaylord M. Karren
Chief Executive Officer

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                         ------------------------------

                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                         ------------------------------

                       ELECTRIC AQUAGENICS UNLIMITED, INC.
             (Exact name of registrant as specified in its charter)


               DELAWARE                                 87-0654478
        (State or other jurisdiction of               (I.R.S. Employer
        incorporation)                             Identification Number)

         1464 WEST 40 SOUTH, SUITE 200
         LINDON, UTAH                                       84042
        (Address of principal executive offices)          (Zip Code)


If this form relates to the registration of a class of securities pursuant to
Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box [ ]

If this form relates to the registration of a class of securities pursuant to
Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box [X]

Securities Act registration statement file number to which this form relates:
333-86830

Securities to be registered under Section 12(b) of the Act: None

Securities to be registered pursuant to Section 12(g) of the Act: Common Stock, par value $0.0001 per share

--------------------------------------------------------------------------------


      ITEM 1. DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

      A description of the Common Stock to be registered hereunder is contained in the section entitled "Description of Securities: in the Prospectus included in the Registrant's Form S-1 Registration Statement, No. 333-86830, as amended from time to time (the "1933 Act Registration Statement"), initially filed with the Securities and Exchange Commission on April 24, 2002, and is incorporated herein by reference.

      ITEM 2. EXHIBITS.

      Each of the following exhibits to this registration statement has been filed as an exhibit to the 1933 Act Registration Statement, as amended, and is incorporated herein by reference.

Exhibit Number  Description

3.1             Certificate of Incorporation of the Registrant
3.2             Amended Certificate of Incorporation of the Registrant
3.3             Bylaws of the Registrant


                                   SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities and Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned hereunto duly authorized.


                                            ELECTRIC AQUAGENICS UNLIMTED, INC.



Date:                                       By:
                                                --------------------------------
                                                  Name: Gaylord M. Karren
                                                  Title: Chief Executive Officer